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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SEACOR Holdings Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

811904101 (CUSIP Number)

July 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811904101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons C/R Marine Domestic Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0-
6. Shared Voting Power 328,380
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 328,380

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 328,380
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.32%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 811904101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons C/R Marine Non-U.S. Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0-
6. Shared Voting Power 1,012,285
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,012,285

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,012,285
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.07%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 811904101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons C/R Marine Coninvestment, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0-
6. Shared Voting Power 138,173
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 138,173

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,173
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.56%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 811904101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons C/R Marine Coinvestment II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0-
6. Shared Voting Power 697
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 697

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 697
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 811904101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons C/R Marine GP Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0-
6. Shared Voting Power 1,479,535
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,479,535

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,479,535
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.94%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)    Name of Issuer:

SEACOR Holdings Inc. (the “Company”)

(b)    Address of Issuer’s Principal Executive Offices:

11200 Richmond Avenue, Suite 400

Houston, TX 77082-2638

Item 2.

(a)    Name of Persons Filing:

This statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) C/R Marine Domestic Partnership, L.P., a Delaware limited partnership (“C/R U.S.”); (2) C/R Marine Non-U.S. Partnership, L.P., a Delaware limited partnership (“C/R Int’l”); (3) C/R Marine Coinvestment, L.P., a Delaware limited partnership (“C/R Coinvestment”); (4) C/R Marine Coinvestment II, L.P., a Delaware limited partnership (“C/R Coinvestment II” and, together with C/R U.S., C/R Int’l and C/R Coinvestment, the “C/R Purchasers”); and (5) C/R Marine GP Corp., a Delaware corporation (“C/R GP”).

(b)    Address of Principal Business Office or, if none, Residence:

c/o Riverstone Holdings LLC

712 Fifth Avenue, 19th Floor

New York, New York 10019

(c)    Citizenship:

Each of the C/R Purchasers is a Delaware limited partnership. C/R GP is a Delaware corporation.

(d)    Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

(e)    CUSIP Number:

811904101

Item 3.     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.

(a)    Amount Beneficially Owned:

See response to Item 9 on each cover page and the information set forth below.

(b)    Percent of Class:

See response to Item 11 on each cover page and the information set forth below.

(c)    Number of Shares as to which the Reporting Person has:

(i)     sole power to vote or direct the vote:

See response to Item 5 on each cover page and the information set forth below.

(ii)   shared power to vote or direct the vote:

See response to Item 6 on each cover page and the information set forth below.

(iii)  sole power to dispose of or to direct the disposition of:

See response to Item 7 on each cover page and the information set forth below.

(iv)   shared power to dispose of or to direct the disposition of:

See response to Item 8 on each cover page and the information set forth below.

C/R U.S. beneficially owns 328,380 shares of Common Stock; C/R Int’l beneficially owns 1,012,285 shares of Common Stock; C/R Coinvestment beneficially owns 138,173 shares of Common Stock; and C/R Coinvestment II beneficially owns 697 shares of Common Stock. Each of the C/R Purchasers has the shared power to dispose or direct the disposition of such shares of Common Stock and to vote or direct the vote of such shares of Common Stock. The C/R Purchasers may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group. Each of the C/R Purchasers disclaims beneficial ownership of any shares of Common Stock owned by any other C/R Purchaser.

As the sole general partner of each of the C/R Purchasers, C/R GP is the beneficial owner of 1,479,535 shares of Common Stock and exercises investment discretion and control over the shares of Common Stock held by each of the C/R Purchasers. Hence, in such capacity, C/R GP may be deemed to have the power to dispose or direct the disposition of the shares of Common Stock that each of the C/R Purchasers hold and to vote or direct the vote of such shares of Common Stock. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Pierre F. Lapeyre, Jr., David M. Leuschen and Jim H. Derryberry, as the sole stockholders of C/R GP, may be deemed to share beneficial ownership of the shares shown as beneficially owned by the Reporting Persons. Such persons disclaim any such beneficial ownership.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.     Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2005

C/R MARINE DOMESTIC PARTNERSHIP, L.P.

By:	C/R Marine Domestic Partnership, L.P.

By:	/S/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello Title: President

C/R MARINE NON-U.S. PARTNERSHIP, L.P.

By:	C/R Marine GP Corp., its General Partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello Title: President

C/R MARINE COINVESTMENT, L.P.

By:	C/R Marine GP Corp., its General Partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello Title: President

C/R MARINE COINVESTMENT II, L.P.

By:	C/R Marine GP Corp., its General Partner

By:	/S/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello Title: President

C/R MARINE GP CORP.

By:	/S/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello Title: President

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement, dated as of July 16, 2002 (incorporated by reference to the Schedule 13G)